

January 25, 2013

VIA EMAIL
Steven Bierman
Chairman and President
CNH Capital Receivables LLC
6900 Veterans Boulevard
Burr Ridge, Illinois 60527

Re: CNH Capital Receivables LLC
Amendment No. 1 to Registration Statement on Form S-3
Filed January 16, 2013
File No. 333-185337

Dear Mr. Bierman,

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee, Registration Statement Cover

1. Please revise the Amount to be Registered and the Proposed Maximum Aggregate Offering Price to reflect the maximum amount of securities that can be offered pursuant to this registration statement ($6,500,000,000).

Prospectus Supplement
[Characteristics of pool receivables may change due to pre-funding.], page S-8

2. We note your response to our prior comment 2 with respect to the discussion that different credit criteria could be used for receivables originated after the initial receivables. Please revise the prospectus to disclose, as noted in your response, that the origination credit criteria with respect to any receivables in an asset pool originated after

the initial receivables in such asset pool would not vary materially from the origination credit criteria which is disclosed in the base prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement

If you have any questions regarding these comments, you may contact David Beaning at (202) 551-6455. If you need further assistance, you may contact me at (202) 551-3850.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Trent M. Murch, Greenberg Traurig, LLP (Via E-Mail)